

November 29, 2010

Raymond M. Thompson
Chief Executive Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, Maryland 21811

> **Re. Calvin B. Taylor Bankshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 0-50047**

Dear Mr. Thompson:

We have considered your letter dated November 19, 2010, responding to our letter of comment dated October 27, 2010, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Loan Quality and the Allowance for Loan Losses, page 14

We note that total non-accrual loans have recently increased to almost $2.9 million at September 30, 2010, from $1.1 million at June 30, 2010, respectively. We also note that total real estate loans 90 days past due are in excess of $1.9 million at September 30, 2010, respectively. In light of this significant increase and to better understand the composition of this group of loans, please provide the following information for both non-accrual loans and loans 90 days past due for the period ended September 30, 2010 in your response letter and revise future filings as appropriate:

> An analysis of the largest five loans in each non-performing loan classification including detailed information such as original loan amount, origination date, specific loan classification/subclassification (consistent with those disclosed on page 19 of your December 31, 2009, Form 10-K filing), date placed in this nonperforming asset quality

reporting classification and the reasons why, information related to latest appraisal and/or other adjustments made to appraised value (if applicable), existence of any partial charge-offs, specific allowances set aside for these individual loans and how you determined them and a discussion as to why you believe each of these loans are consistent with your accounting policy for each type of nonperforming loan classification;

A similar discussion for the five loans in each category for the longest period of time (if different from above).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John P. Nolan, Senior Assistant Chief Accountant, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

By fax to: Jennifer G. Hawkins, principal financial officer
        Fax number: 410-641-2096